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Filed by GenVec, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject company: GenVec, Inc.
Commission File No. 000-24469

        This filing relates to a proposed merger (the "Merger") between GenVec, Inc. ("GenVec") and Diacrin, Inc. ("Diacrin") pursuant to the terms of an Agreement and Plan of Reorganization and an Agreement and Plan of Merger, each dated as of April 14, 2003, by and between GenVec and Diacrin.

        On April 15, 2003, GenVec and Diacrin conducted a conference call for the investment community regarding the Merger. The following is a transcript of the conference call. Webcast replays of the conference call are currently available at www.genvec.com.

Forward-Looking Statements

        Statements herein relating to future financial or business performance, conditions or strategies and other financial and business matters, including expectations regarding future revenues and operating expenses, the anticipated closing date of the acquisition and the effect of the acquisition on the business of the combined company, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. There is no assurance as to whether or when the transaction will close or that its anticipated benefits will be realized. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "assume," "plan," "outlook," "prospect," and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions. GenVec and Diacrin caution that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. The following factors, among others, could cause actual results to differ materially from forward-looking statements or historical experience: risks relating to the early stage of product candidates under development, risks relating to the parties' ability to identify and enter into agreements with potential collaborative partners, uncertainties relating to clinical trials, dependence on third parties, future capital needs, risks relating to the commercialization, if any, of proposed product candidates (such as marketing, regulatory, patent, product liability, supply, competition and other risks); and delays in completing the acquisition. The parties' SEC reports identify additional factors that can affect forward-looking statements. These forward-looking statements speak only as of the date of this press release, and neither GenVec nor Diacrin assumes any duty to update forward-looking statements.

Additional Information About The Merger and Where To Find It

        GenVec intends to file a registration statement with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, which will contain a joint proxy statement/prospectus of GenVec and Diacrin with respect to the acquisition and the parties also will file other relevant materials with the SEC. INVESTORS AND SECURITY HOLDERS OF GENVEC AND DIACRIN ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENVEC, DIACRIN AND THE ACQUISITION. The registration statement, the joint proxy statement/prospectus and the other relevant materials (when they become available), and any other document filed by GenVec and Diacrin with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.

        In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by GenVec by directing a request to: GenVec, Inc., 65 W. Watkins Mill

Road, Gaithersburg, MD 20878, Attn: Corporate Secretary. Investors and security holders may obtain free copies of the documents filed with the SEC by Diacrin by contacting Diacrin at Building 96 13th Street, Charlestown, MA 02129.

        GenVec, Diacrin and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of GenVec and Diacrin in favor of the acquisition. Information about the executive officers and directors of GenVec and their ownership of GenVec common stock is set forth in the proxy statement for GenVec's 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2002. Information about the executive officers and directors of Diacrin and their ownership of Diacrin common stock is set forth in the proxy statement for Diacrin's 2002 Annual Meeting of Shareholders, which was filed with the SEC on July 25, 2002. Certain directors and executive officers of GenVec and Diacrin may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, and rights to severance payments if their employment is terminated following the merger.

        Additional information regarding GenVec, Diacrin, and the interests of their respective executive officers and directors in the acquisition will be contained in the joint proxy statement/prospectus regarding the acquisition.

        Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the acquisition.

GENVEC

Moderator: Dr. Paul Fischer
April 15, 2003
12:00 pm CT

Operator:	Good afternoon. My name is (Derek) and I will be your conference facilitator today. At this time I would like to welcome everyone to the GenVec and Diacrin joint conference call. All lines have been placed on mute to prevent any background noise.

After the speakers' remarks there will be a question and answer period. If you would like to ask a question during this time simply press star, then the number 1 on your telephone keypad and questions will be taken in the order they are received. If you would like to withdraw your question press star, then the number 2 on your telephone keypad.
I would also like to remind conference participants that this call is being recorded. And if you do not wish to continue your participation you may disconnect at any time. Thank you.
Dr. Fischer, you may begin your conference.
Dr. Paul Fischer:
Thank you. I'd like to remind all participants that this conference call may contain forward-looking statements regarding GenVec's and Diacrin's technology and product candidates, expectations regarding future revenues and operating expenses and other financial and business matters. Our actual results may differ materially from those discussed today due to risks and uncertainties including those described in today's press release and our filings with the Securities and Exchange Commission.

I'd like to welcome each of you to an important conference call for GenVec and Diacrin. With me today is GenVec's Chief Financial Officer, Mr. Jeffrey Church, and the President and Chief Executive Officer of Diacrin, Dr. Thomas Fraser. We have a few brief comments to share regarding this morning's exciting announcement and then we will get straight to your calls.

This morning at 7:30 am, GenVec and Diacrin issued a joint press release announcing that we had signed a definitive merger agreement under which GenVec will acquire Diacrin in a stock for stock, tax-free reorganization valued at approximately $40.4 million.

The merged company will combine the key strengths, capabilities and facilities of GenVec and Diacrin to produce a strong focused company with a reduced cash burn, an efficient workforce and a significant cash position.

The merged company will pursue four principle objectives. One, develop and commercialize our lead oncology product candidate TNFerade which is currently in Phase II clinical trials for pancreatic and esophageal cancer. Two, grow our cash flow positive vaccine business. Three, form strategic partnerships and collaborations that will drive the development of our product pipeline including BIOBYPASS for coronary artery disease, cell therapy for congestive heart failure and AdPEDF to treat macular degeneration and prevent vision loss. Four, leverage our combined production and manufacturing capability.

Now I'd like to briefly review the key aspects of the deal. GenVec is acquiring Diacrin in a stock for stock transaction. Diacrin shareholders will receive 1.5292 shares of GenVec stock for each share of Diacrin stock that they own, giving them approximately 54.5% of the stock of the combined company.

A new nine-member board of directors will be comprised of five GenVec directors and four Diacrin directors. I will remain as chief executive officer and Dr. Thomas Fraser will serve as chairman of the board of the merged company.
Tom, perhaps you'd like to comment for a moment on the transaction.
Dr. Thomas Fraser:	Thank you, Paul, I certainly would. First of all we're very excited about this merger. We believe that the merger represents an excellent way to unlock shareholder value for both Diacrin and GenVec.

Our focused approach will allow us to aggressively develop TNFerade and significantly strengthen our ability to form economically meaningful partnerships for our other products including Diacrin's myoblasts for cardiac repair.

Our in-house manufacturing capability will allow us to efficiently produce clinical trial material and capture revenue from our vaccine business through both pre-clinical and clinical manufacturing. Finally, I as well as Diacrin's board of directors and employees truly look forward to continuing to work with Paul and his team as we build GenVec.
That's all I have, Paul.
Dr. Paul Fischer:	Thanks a lot, Tom. I'd like to review a few more points, then move to the question and answer segment of the call.

We plan to have a cash burn rate of less than $20 million per year and a year-end cash position of approximately $50 million, giving us an operating horizon well into 2006 when we should then be close to seeking approval to commercialize TNFerade.
The transaction will enhance our ability to form strategic partnerships and as Tom said, economically meaningful ones, and collaborations for our product candidates.

Our manufacturing capabilities will be enhanced with facilities for process development and the production of clinical products. These assets will allow us to produce product candidates cost-effectively. At the completion of the transaction we will have approximately 90 employees compared to the current 120.
Now with the formal comments concluded we'd like to open up the call and answer any questions that you may have for us.
Operator:	At this time I would like to remind everyone, in order to ask a question please press star, then the number 1 on your telephone keypad.
Your first question comes from (Mark Manone) of Needham.
(Mark Manone):	Thank you. Can you hear me?
Dr. Paul Fischer:	Yes, I can. Hello, (Mark).
Jeffrey Church:	Hi, (Mark).
(Mark Manone):
With the announcement could you spend a few moments talking to us a little bit more about the manufacturing and how the new company can leverage the manufacturing resources which are now available for the product lines?
Dr. Paul Fischer:	Yeah. I think both Tom and I can comment on that. I'll start and then Tom will I'm sure have some comments.
The manufacturing of our products is very efficient and doesn't require a large facility. It does however require good quality infrastructure and the right facility to produce it.

By producing our products cost-effectively we'll be in a position to not only cost-effectively speed clinical trials—for example, with TNFerade, be able to get more Phase II work done at less cost—we'll also be very useful for our partners.

For example, in the vaccine business we are not only constructing the vectors and producing them at the research level, we're also charged with providing clinical material for our partners. And this will be a great way for us to be more effective, more timely for the partners and actually increase the potential of doing business in the vaccine area.
Tom?
Dr. Tom Fraser:
Okay thanks, Paul. As some of you may know, Diacrin has been involved in developing cell transplantation products for about 13 years and beginning in 1995 we initiated human clinical trials and production of cells for those human clinical trials. Our cells have been in over 60 patients over the past few years.

We have not had any issues with respect to the cells. The FDA is well aware of our processes and is comfortable with the ability and the process that we pursue. And it's very easy to add on the GenVec manufacturing processes in the capacity that we have at Diacrin without stressing the facilities and continuing to also be able to produce myoblasts for cardiac repair.
(Mark Manone):
Okay great. One more question. Please, you spent time talking about partnering and you used that word many times. Obviously the two companies getting together is one example of partnership. Can you talk about how the combined company will be able to leverage its existing resources in thinking about other kinds of partnering that's available?
Dr. Paul Fischer:
Absolutely. I think it's very important in today's environment to be able to both provide your partner with real benefit and also to be on more of an even plane with them regarding the negotiations and development that you'd like to have.

So in this particular instance we think that by having a very good operating horizon, as I said well into 2006, I think companies that we're working with—that gives them a lot of confidence that the new entity will be around; it'll be a thriving business and that just simply makes it easier for them internally to do a partnership.

I think also the fact that we can do the manufacture of the products really relieves the burden on the partner of having to be concerned about that as an issue up front in any sort of a deal. They may still want to participate in that and we're happy to discuss that with them but it really alleviates a hurdle for them in terms of moving a deal forward.

And then lastly I think just when you have more financial strengths in the company, it's more straightforward to have good negotiation discussion about the relative roles of the two parties in moving the products forward.
Tom?
Dr. Tom Fraser:
Well I think from our standpoint we basically had one active product that we're pursuing at this point, having focused in. And it gives us a lot more flexibility in terms of how to structure a deal when you have multiple products in the pipeline both in terms of various geographies and deal structures.
(Mark Manone):	Very helpful. Thanks very much for the clarification.
Operator:	Your next question comes from (Cornelius Krentz) with A.G. Edwards.
(Cornelius Krentz):
Number one, how many shares are going to be outstanding after this transaction? And secondly, this is something you probably won't be able to answer but be it somewhat optimistic, what future date might be the first opportunity for a real product to hit the marketplace? Thank you.

Jeffrey Church:	I'll answer the first question. At the closing we estimate there would be about 50 million shares outstanding in the combined organization.
Dr. Paul Fischer:
In regards to the second question, we're looking at TNFerade as a product that can be potentially moved along quite rapidly. We're currently in two trials; one in pancreatic and one in esophageal cancer. And the goals of the studies of course is to determine the dose and the indication.

Esophagus is potentially a fairly quick path to commercialization in that no drugs are currently available for the treatment of this disease. And we think that providing how the data turn out in our current ongoing Phase II we could move right into a rapid Phase III study. It would be a randomized controlled study that could potentially put us in position to be filing for approval in early 2006.
Operator:	Your next question comes from (Pat Ryan) with A.G. Edwards.
(Pat Ryan):	Yeah. Dr. Fischer, are there any collars on this deal regarding the price that GenVec has to stay above or where it can trade that might sabotage the deal?
Dr. Paul Fischer:	No, there are no collars. We're very comfortable with the deal and it should move forward.
(Pat Ryan):	Okay. Are there any government approvals that are needed or anything like that that would again step in the way of the deal?
Dr. Paul Fischer:	It will possibly be reviewed by the SEC as standard process. Otherwise we don't foresee any competition between the two companies or the products.
(Pat Ryan):	Thanks very much.
Operator:	There are no further questions in the queue. If you would like to ask a follow-up question or a new question at this time please press star, then the number 1 on your telephone keypad.
Your next question comes from (Michael Broudo) with (Mark Partners).
(Michael Broudo):	(Unintelligible) you see the combined company would have at the time of closing?
Dr. Paul Fischer:	I'm sorry, could you repeat that?
(Michael Broudo):	I think you mentioned the amount of cash that the combined company would have at the time of closing. I didn't catch that.
Dr. Paul Fischer:
Oh, what I mentioned actually was the time at the end of the year we'd have about $50 million. The closing date is somewhere between two, probably to four months so we didn't know precisely which one to pick but probably in the area of around $53 million to $55 million.
(Michael Broudo):	Thank you.

Operator:	Your next question comes from (Andrew Morse) with (Daily Deal).
(Andrew Morse):
Hi. Please forgive what might be a very simple question but it seems to me gene therapy and cell treatment are sort of different approaches to perhaps treating the same problems. And as such, I was kind of wondering where the research and development synergies might be in this combination?
Dr. Paul Fischer:
Actually in the area of cardiac disease there may well be significant synergies. Interestingly, both the cell therapy approach which I'm sure Dr. Fraser will want to comment on, and the gene therapy approach are really looking at new approaches to treat otherwise very difficult to treat diseases.

And in our case growing blood vessels in diseased, coronary artery disease patient is a very important way to potentially revascularize the individual. But it may not deal with the remodeling aspects that are an important part of other chronic coronary artery disease or congestive heart failure.

Also there's some suggestion that the two approaches working together may actually have real benefit where the gene alone is inadequate, the cell alone is inadequate, but working together they may provide unusual benefits. And there's some suggestion in the literature that that's the case.

I think otherwise though the fact that we're working in a common area there could facilitate partnerships. There are companies interested in heart disease that want to look at both areas. Since they're both novel it's an opportunity for someone to look at both programs.
Tom, do you care to comment?
Dr. Tom Fraser:
I think that you've done an excellent job in summarizing the synergies in our cardiac programs. More broadly, when we look at cell transplantation we're looking at replacing dead or dysfunctional cells. So that's a very different thing than the kind of protein delivery that GenVec is focusing on. And more often than not they would tend to be complementary when you're attacking a particular condition or disease rather than directly competitive.
(Andrew Morse):	Thank you very much.
Operator:	This concludes the question and answer portion of today's conference call. Dr. Fischer, your closing remarks.
Dr. Paul Fischer:	Well first of all I'd like to thank everybody again for participating. We think this is an important event for GenVec and are glad that you could share in this.

If there are no further questions then, we'd like to tell you that it's both an exciting day for not only GenVec but Diacrin, also our shareholders hopefully and the management and people and employees in the companies. So we look forward to updating you on our progress in the very near future.
Thanks a lot.
Operator:	This concludes today's call. You may now disengage.

END

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GENVEC Moderator: Dr. Paul Fischer April 15, 2003 12:00 pm CT